Exhibit 99.1

DeFi Technologies Inc. Announces Q1 2025 Financial Results: Revenues of C$62.7 million (US$43.1 million), EBITDA of $44.8 million (US$31.2 million) and Net Income of C$43 million (US$30 million), and Notable Strategic Developments

●	Revenues, EBITDA and Net Income: For the three months ended March 31, 2025, DeFi Technologies reported Revenues of C$62.7 million (US$43.1 million), EBITDA of C$44.8 million (US$31.2 million), and Net Income of C$43 million (US$30 million). These results highlight the Company’s strong operational performance and continued revenue growth.

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●	Substantial Growth in AUM: Valour’s Asset Management business reported AUM of approximately C$921 million (US$640 million) as of March 31, 2025. This followed an all-time high of C$1.4 billion (US$1.009 billion) reached on January 31, 2025, prior to a significant market pullback. Despite the volatility, Valour recorded positive net inflows of C$72.4 million (US$50.4 million) in Q1 2025.

●	ETF/Index and Institutional Recognition: In Q1 DeFi Technologies was added to several prominent indices and institutional investment vehicles, including the MVIS Global Digital Assets Equity Index, VanEck Digital Transformation ETF, MSCI Canada Small Cap Index, Bitwise, Vanguard, and Melanion Capital—reflecting increasing institutional recognition of the Company’s performance, strategic direction, and role in the evolving digital asset ecosystem.

●	2025 Outlook: Looking ahead, based on the current performance of its asset management business and prevailing market conditions, the Company forecasts annualized revenue of approximately C$285.6 million (US$201.07 million) for 2025. Continued growth in AUM may result in proportional increases in revenue over time.

TORONTO – May 14, 2025 – DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance (“DeFi”), announces its financial performance for the three months ended March 31, 2025.

Financial Highlights

●	Revenue: Revenues of C$62.7 million (approximately US$43.1 million) for the three months ended March 31, 2025, compared to C$4.9 million in Q1 2024. Revenues increased due to increased staking income and management fees due to higher AUM and an increase in digital asset prices.

●	Net Income: Net Income of C$43.0 million (approximately US$30.0 million) in Q1 2025, up 711% from a loss of C$19.3 million in Q1 2024. The positive net income reflects the critical scale achieved by the Company.

●	EBITDA: EBITDA of C$44.8 million (approximately US$31.2 million) for Q1 2025 compared to negative $2.7 million (US$1.9 million) in Q1 2024. The positive EBITDA reflects the critical scale achieved by the Company.

●	Valour Staking/Lending & Management Fees: In Q1 2025, Valour generated staking and lending income of C$14.0 million (US$10.0 million) and management fees of C$3.6 million (US$2.6 million).

●	DeFi Alpha Performance: No one-off, large-scale trades were executed by DeFi Alpha in Q1 2025. However, on May 5, 2025, the Company announced a significant trade totaling returns of C$30.3 million (US$22 million), based on the market price at the time of execution. This trade will be reflected in the Company’s Q2 2025 financial statements. For the twelve months ended December 31, 2024, DeFi Alpha generated C$132.1 million (US$96.7 million) in trading gains, with zero losses to date.

●	Stillman Digital: For the three months ended March 31, 2025, Stillman Digital generated trading commissions of C$2.9 million (US$2.1 million) in revenue.

●	Reflexivity Research: For the three months ended March 31, 2025, Reflexivity Research generated research revenues of C$262,285 (US$180,976).

Cash and Treasury Position

●	Cash Balance: As of March 31, 2025, the Company’s cash balance stood at approximately C$20 million (US$13.9 million).

●	Treasury Holdings: As of March 31, 2025, the Company’s holdings included 208.8 BTC, 121 ETH, 1,286,683 ADA, 181,616 DOT, 14,375 SOL, 491 UNI, 433,322 AVAX and 1,642,703 CORE tokens, totaling approximately C$43.4 million (US$30.2 million).

●	Venture Portfolio: Investments were valued at C$53.9 million (US$37.4 million) as of March 31, 2025.

Total Value of cash, digital asset treasury, and Venture Portfolio: C$117.3 million (US$81.5 million) as of March 31, 2025.

For the latest update on cash and digital asset treasury holdings as of April 30, 2025, see here.

AUM & Net Inflows

●	Valour’s ETP business reported assets under management (“AUM”) of approximately C$921 million (US$640 million) as of March 31, 2025. This followed an all-time high of C$1.4 billion (US$1.009 billion) reached on January 31, 2025, prior to a significant market pullback. Despite the volatility, Valour recorded positive net inflows of C$72.4 million (US$50.4 million) in Q1 2025—C$48 million (US$33.5 million) in January, C$16.4 million (US$11.4 million) in February, and C$8.0 million (US$5.5 million) in March.

Q1 Strategic and Business Developments

●	DeFi Technologies Added to MSCI Canada Small Cap Index: Effective February 28, 2025, DeFi Technologies was included in the MSCI Canada Small Cap Index, reflecting its strong market performance, growing investor recognition, and alignment with institutional benchmarks.

●	DeFi Technologies Included in VanEck Digital Transformation ETF and MVIS Global Index: The Company was added to the MVIS Global Digital Assets Equity Index and VanEck’s DAPP ETF, joining industry leaders like Coinbase, MicroStrategy, and Galaxy Digital—highlighting growing institutional recognition of DeFi Technologies’ leadership in digital asset innovation.

●	DeFi Technologies Appointed Chase Ergen to Board of Directors: A seasoned entrepreneur with deep experience in satellite, 5G, and decentralized finance, Chase Ergen brings strategic insight, institutional relationships, and a strong track record in emerging technologies to support DeFi Technologies’ next phase of growth

●	DeFi Technologies Acquired Majority Stake in AI Asset Manager Neuronomics AG: The Company increased its ownership to 52.5% in Neuronomics, a Swiss firm specializing in AI-powered quantitative strategies and computational neuroscience, enhancing DeFi Technologies’ trading and asset management capabilities while complementing its DeFi Alpha platform.

●	Valour Launched Four New ETPs on Börse Frankfurt: Valour expanded its digital asset offerings with the launch of ETPs for Dogecoin, Aptos, Sui, and Render, providing European investors with secure, cost-effective exposure to high-growth blockchain ecosystems.

Comment from the CEO, Olivier Roussy Newton:

“2024 was a breakout year for DeFi Technologies—one in which we established ourselves as one of the most profitable and operationally disciplined public companies in the digital asset sector.

We have carried that momentum into 2025 and just reported Q1 financials that reflect both strength and resilience in the face of market volatility:

●	Revenue: C$62.7 million (US$43.1 million)

●	EBITDA: C$44.8 million (US$31.2 million)

●	Net Income: C$43 million (US$30 million)

These results are more than numbers—they represent the scalability of our business model, the discipline of our execution, and our ability to generate substantial profit margins even in turbulent market conditions.

But perhaps most significantly, on May 12, 2025, DeFi Technologies officially began trading on Nasdaq—a milestone that marks the next chapter in our journey. Being listed on one of the world’s most prestigious stock exchanges expands our visibility, enhances our credibility with institutional investors, and unlocks new avenues for growth. It is a powerful validation of the company we’ve built and a signal to the broader capital markets: DeFi Technologies is here to lead.

We are already seeing that leadership take shape. In Q1, we were added to multiple leading indices and ETFs, including the MSCI Canada Small Cap Index, MVIS Global Digital Assets Equity Index, and the VanEck Digital Transformation ETF (DAPP)—joining a peer group that includes Coinbase, MicroStrategy, and Galaxy Digital.

Operationally, our asset management arm, Valour, reported C$921 million (US$640 million) in AUM as of March 31, 2025, with net inflows of C$72.4 million (US$50.4 million) during the quarter, even as digital asset markets pulled back from January highs. We continue to expand our product suite and work on global distribution, with a roadmap to reach 100 listed products by year-end.

Our institutional trading arm, Stillman Digital, generated C$2.9 million (US$2.1 million) in Q1 revenue and is scaling rapidly through new client acquisitions, expanded product offerings, and high-impact hires, including a new Head of Trading from B2C2.

Meanwhile, DeFi Alpha, our proprietary trading strategy, has maintained an unblemished track record. It delivered C$132.1 million (US$96.7 million) in gains in 2024 with zero losses to date and announced a C$30.3 million (US$22 million) trade based on the market price at the time of execution on May 5, 2025, which will be reflected in our Q2 results.

We are also investing in the future. In March 2025, we acquired a 52.5% majority stake in Neuronomics AG, a Swiss AI asset management firm that combines artificial intelligence with computational neuroscience to drive alpha in volatile markets. We are actively working to integrate Neuronomics into our broader business, and we believe its proprietary models and technology will play a central role in our long-term strategy.

Beyond our core businesses, we are executing on an ambitious global expansion strategy—with active developments in Africa, Asia-Pacific, and the Middle East. In April, we announced the launch of the Kenya Digital Exchange (KDX) in partnership with the Nairobi Securities Exchange and SovFi, a fully regulated platform for tokenizing real-world assets. We believe initiatives like KDX will position us as a first mover in key emerging markets.

Based on our performance and market trends, we are projecting full-year 2025 revenue of approximately C$285.6 million (US$201.07 million)—a meaningful increase from our 2024 results and a clear signal of our accelerating growth trajectory.

Our path forward is clear. We are building a resilient, diversified financial technology company that brings institutional-grade infrastructure to the digital asset economy. We’re operating with zero debt, a strong balance sheet, and a portfolio of high-performing, high-conviction businesses.

The Nasdaq listing is not a culmination—it’s a launchpad. It amplifies our mission to bridge traditional and decentralized finance and positions us to scale further across products, geographies, and market segments.”

Outlook for 2025

The outlook for each business segment of the Company that follows supersedes all prior financial outlook statements made by the Company, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond the Company’s control. Please see “Cautionary note regarding forward-looking information” and “Financial Outlook Assumptions” below for more information.

Asset Management Outlook for 2025

The Company has experienced substantial revenue growth over the past twelve months, driven by increased investor activity and broader market momentum. Valour’s ETPs have seen more than a 900% increase in AUM since the market lows of late 2022, with continued growth in trading volumes. As of March 31, 2025, Valour’s ETP business reported approximately C$921 million (US$641 million) in AUM.This growth has been supported by favorable market conditions, the launch of new ETPs, and strategic corporate initiatives that have boosted both trading activity and overall financial performance.

Revenue from staking and lending, management fees, and mark-to-market changes in digital assets and ETP payables has remained closely correlated with both the level of capital inflow into Valour’s products and the performance of the underlying digital assets, which continued to appreciate into 2025. Additionally, Valour continues to seek and optimize revenue-generating opportunities of its digital asset holdings. Based on current performance, digital asset price levels and market trends, the Company’s annualized revenue for 2025 is forecasted at approximately C$285.6 million (US$201.07 million). Continued growth in AUM may lead to proportional increases in revenue going forward.

Valour’s Global Expansion and Strategic Market Development

Valour is making significant strides in expanding its global footprint, solidifying its position as a leader in the regulated digital asset space. With over 60 ETPs now listed across European and UK exchanges, Valour plans to increase its total ETP listings to 100 by the end of 2025. This expansion includes a diverse pipeline of new products such as leveraged and warrant ETPs, as well as innovative single-asset and thematic baskets. Upcoming offerings include Valour Tron (TRX) and Stellar (XLM) ETPs, along with MANTRA (OM) and Move (MOVE) ETPs in both SEK and EUR denominations. The company is also developing thematic baskets such as a Real-World Asset (RWA) & Tokenization Basket, a Digital Gold Basket combining BTC, PAXG, and XAUt, and an Institutional Layer-1 Basket featuring Avalanche, Algorand, Hedera, Polkadot, Sei, and BUIDL. Additionally, Valour will soon launch leveraged 2x Bitcoin and Ethereum ETPs, designed for high-conviction and tactical strategies. This continued product innovation underscores Valour’s leadership in the European ETP market and its commitment to meeting growing investor demand for secure, regulated, and diversified exposure to digital assets.

As Valour continues to diversify and broaden its reach, the Company is also strategically entering new markets outside of Europe. This expansion into regions such as Africa, Asia, the Middle East, and other emerging areas offers Valour a first-mover advantage. This proactive market approach is a critical differentiator, allowing Valour to be at the forefront of digital asset adoption in key regions with significant growth potential.

Strategic Partnerships in Africa and Asia-Pacific

Valour’s global expansion has been significantly accelerated by recent partnerships in Africa and Asia-Pacific, positioning the company as a leader in emerging markets. These strategic collaborations in regions with rapidly growing digital asset adoption will provide a solid foundation for future growth.

●	Africa Expansion: In July 2024, Valour signed a Memorandum of Understanding with the Nairobi Securities Exchange (“NSE”) and SovFi Inc. (“SovFi”) to develop and launch Valour’s ETPs in Africa (the “NSE MOU”). The NSE MOU leverages Kenya’s position as East Africa’s largest cryptocurrency market and its robust mobile money ecosystem, making it a prime market for Valour’s products. In April 2025, DeFi Technologies, SovFi, and Valour deepened this partnership by announcing the design and launch of the Kenya Digital Exchange (“KDX”)—a fully regulated platform for tokenizing real-world assets, including equities, debt, and commodities. KDX will roll out in three phases through Q2 2026 and feature diverse revenue streams such as trading fees, staking, and custody. The initiative strengthens Kenya’s financial infrastructure and positions it as a leading hub for digital asset adoption across Africa. With over 6 million crypto users, 85% smartphone penetration, and a tech-forward population, Kenya represents a strategic entry point for long-term digital asset growth on the continent.

●	Asia-Pacific Expansion: In November 2024, Valour further expanded its global footprint by signing an MOU with AsiaNext and SovFi to list and expand its ETPs on AsiaNext’s Singapore-licensed securities exchange (the “AsiaNext MOU”). The AsiaNext MOU strategically positions Valour to enhance institutional access across the Asia-Pacific (APAC) region, which is witnessing a surge in demand for regulated digital asset investments. The collaboration will provide Valour the opportunity to further solidify its leadership in APAC markets.

Market Expansion Strategy

DeFi Technologies and Valour are employing a comprehensive strategy to expand market share in both established and emerging regions. This approach revolves around four core pillars: Digital Strategy, Customer Management, Institutional Engagement, and Relationship Building. These pillars ensure that Valour is not only expanding its market presence but also deepening its institutional relationships and regulatory engagements.

When evaluating new jurisdictions for expansion, Valour’s decision-making matrix requires regions to meet at least three of the following criteria:

●	Liquidity and Leadership: Jurisdictions with securities exchanges offering significant liquidity and regional leadership.

●	Governmental Support: Jurisdictions with strategic governmental initiatives for digital asset adoption.

●	Untapped Markets: Areas with high populations of unregistered or untaxed digital asset consumers.

●	Innovation-Focused Regions: Locations with national strategies focused on digital assets, AI, quantum computing, and other deep-tech sectors.

●	Economic Diversification: Areas working to move away from natural resource-based economies.

●	Young, Tech-Savvy Populations: Regions with younger, educated, and technology-driven populations.

●	High Crypto Adoption: Jurisdictions with high levels of inflation and demonstrably high adoption of cryptocurrencies.

Regulatory Strategy and Education

Valour’s expansion is also underpinned by a commitment to regulatory clarity. Valour’s approach is built on the principle of being “regulated crypto without the keys and the wallets,” positioning its ETPs as safe, compliant, and transparent solutions. As part of its ongoing strategy, Valour is focused on:

●	Building Access: Cultivating relationships with key regulatory bodies, securities exchange leadership, and capital market authorities.

●	Local Partnerships: Partnering with local institutions to build appetite for regulated digital asset-backed ETPs.

●	Regulatory Advocacy: Educating governments on the value of enabling tax revenue through regulated digital asset products.

Strategic Considerations for Growth

Valour’s strategy includes critical elements such as cross-listing, market-making, foreign exchange considerations, in-country marketing, and forming key partnerships with local institutional players. By leveraging these strategies, Valour is addressing the challenges of entering new markets, such as navigating regulatory frameworks, liquidity requirements, and cultural sensitivities. Valour is also forging the path forward in markets where digital asset regulation is either nascent or absent, positioning itself as a trailblazer.

Despite the challenges, Valour remains optimistic about the regulatory environment’s evolution. The Company is making steady progress in expanding its market presence with expected listings in the coming months and a robust pipeline of additional listings anticipated through the rest of 2025 and into 2026. Strategic locations yet to be announced will also play a key role in Valour’s expansion and its mission to bridge the gap between traditional securities and digital assets.

Accelerating Investor Demand

From January to October 2024, Valour saw total inflows of C$101.3M (US$70.5M), demonstrating strong investor interest. However, inflows have since surged from November 2024 to March 2025, with inflows surpassing the total for the previous months at C$149.7 million (US$104.1 million). This uptick in inflows highlights accelerating investor demand for Valour’s ETPs, underscoring the company’s ability to attract capital and expand its presence in the market.

Valour’s international expansion is not just about growing its product lineup—it’s about establishing a strong competitive moat, taking a leadership position in new markets, and positioning the company to capitalize on the global shift toward regulated digital assets. The company’s ongoing efforts are laying the foundation for continued success and increased market dominance in the years ahead.

Stillman Digital Outlook for 2025

As we progress through 2025, Stillman Digital is positioned to build on the strong momentum achieved since its acquisition by DeFi Technologies in Q4 2024. Stillman Digital has delivered strong performance since joining the DeFi Technologies portfolio, generating C$5.8M (US$4.15M) in revenue since the acquisition.

Stillman Digital’s strategic priorities for the year will focus on expanding business development efforts, enhancing global reach, and deepening capabilities in key areas such as foreign exchange and stablecoin services. The company is also actively investing in its team and technology to enhance trading capabilities, including key strategic hires such as several backend developers and a new Head of Trading, Gary Pike. Mr. Pike previously served as Head of Trading for the Americas at B2C2, overseeing up to $5 billion in daily crypto volume at its peak.

Stillman is also focused on building out its distribution infrastructure through initiatives like Finery, Hidden Road Partners, and the Circle Alliance Program. Importantly, the Company is experiencing consistent month-over-month growth in the number of active customers, reflecting increasing market demand and engagement.

Financial Outlook:

●	Based on current performance trends, Stillman Digital anticipates a revenue range of C$12 million to C$16 million for 2025, driven by continued growth in trade volumes and new business development initiatives.

●	Stillman Digital operates profitably, with net margins typically ranging between 25% to 50%.

Strategic Focus:

●	Business Development: A primary focus for Stillman Digital in 2025 will be the expansion of its business development team, to accelerate the acquisition of new institutional clients. The company is also intensifying efforts to penetrate international markets, particularly in Latin America and Europe.

●	Product and Market Expansion: Stillman Digital plans to enhance its product offerings, particularly in FX and stablecoin services. These offerings will help hedge against altcoin volatility and further diversify its revenue streams.

●	Strategic Partnerships: Continuing to expand global banking relationships is a key priority for Stillman Digital, with ongoing efforts to partner with new aggregators and ECNs. Additionally, partnerships with institutions like Bank Frick, Talos, and Fireblocks will broaden client access and facilitate more seamless fiat transactions.

●	Team Growth: Recent hires, including new backend developers and a Head of Trading with a background in astrophysics and quantitative trading, are expected to drive innovation and improve trading strategies. These additions will allow Stillman Digital to continue outperforming market benchmarks with new principal trading strategies.

●	Brand Evolution: A rebranding effort will be launched to better position Stillman Digital as an institutional player, reflecting its maturity and focus on serving a high-value, global client base.

Looking ahead, Stillman Digital is well-positioned to accelerate its growth in 2025, leveraging DeFi Technologies’ support and strategic resources to unlock new opportunities and continue expanding its global footprint.

DeFi Alpha Outlook for 2025

The DeFi Alpha strategy has proven to be a pivotal driver of DeFi Technologies’ financial resilience, enhancing the Company’s position in an ever-evolving digital asset landscape. Through its arbitrage-focused approach, DeFi Alpha has strengthened the Company’s financial foundation, enabling debt repayment while supporting the deployment of a robust digital asset treasury strategy. This strategic model has proven effective in mitigating risks while maximizing returns, even in the face of market volatility.

Performance Update: For the twelve months ending December 31, 2024, DeFi Alpha generated C$132.1 million (US$96.7 million) in returns, maintaining an impressive track record with zero losses to date. While no one-off, large-scale trades were executed in Q1 2025, the Company announced a significant trade on May 5, 2025, totaling C$30.3 million (US$22 million), based on the market price at the time of execution. This trade—executed during a period of heightened volatility—demonstrates DeFi Alpha’s ability to deploy capital opportunistically and at scale, leveraging its unique balance sheet position and market access. The trade will be reflected in DeFi Alpha’s Q2 2025 financial statements. The strategy’s performance to date underscores its consistent ability to generate alpha in dynamic market conditions, while preserving capital and maintaining a disciplined risk profile.

Strategic Focus and Competitive Edge: DeFi Alpha was designed to capitalize on the Company’s balance sheet through both systematic and opportunistic trading strategies. The approach uniquely positions DeFi Alpha to take advantage of market opportunities while leveraging its balance sheet advantages. Many of the trades pursued are exclusive, backed by strong partnerships and significant holdings tied to ETPs, making these opportunities largely inaccessible to other firms. This exclusivity, combined with efficient execution in low-competition areas, is what gives DeFi Alpha its strategic edge in the market.

Systematic Earnings and Opportunistic Trades:

●	Systematic Strategies: Focus on low-risk, model-driven arbitrage and short-term opportunities that do not expose the company to broader market fluctuations. These trades remain highly effective, providing steady and predictable earnings.

●	Opportunistic Trades: These trades, often linked to partnerships and liquidity advantages, are a critical part of the strategy but are inherently harder to predict or guide on a quarterly basis. Despite this unpredictability, they remain an important growth avenue for DeFi Alpha.

Ecosystem and Market Growth: With the continued mainstream adoption of crypto and the broader ecosystem expansion, DeFi Alpha has seen an increase in market opportunities. Even with an expanded team, there are more opportunities than can be fully addressed, providing a clear path for continued growth.

Product Launches and AUM Expansion: The launch of new products, alongside a growing AUM, will further enhance DeFi Alpha’s ability to scale its systematic trading activities, driving revenue growth in 2025. The increase in liquidity from these initiatives will provide greater operational efficiency and open up trades that competitors are unable to execute, expanding DeFi Alpha’s competitive moat.

Long-Term Infrastructure Development: Investments in infrastructure, counterparty agreements, and research since Q2 2024 are laying the groundwork for sustained growth, with the full benefits expected to be realized as the year progresses. These long-term investments are crucial to building a foundation that will continue to support DeFi Alpha’s growth trajectory and its ability to capture future opportunities.

Outlook for 2025 and Beyond: Looking ahead, DeFi Alpha is poised to capitalize on its unique positioning, leveraging both systematic and exclusive trading opportunities, along with strong partnerships and continued market growth. At the same time, the ongoing infrastructure investments will ensure a solid foundation for long-term success, with sustained growth and continued strategic advancements as key focuses for 2025.

DeFi Alpha remains well-positioned to be a major contributor to DeFi Technologies’ continued success, driving both short-term gains and long-term value for the Company.

Neuronomics Outlook

On March 7, 2025, DeFi Technologies finalized the acquisition of a majority stake (52.5%) in Neuronomics AG, a Swiss asset management firm specializing in artificial intelligence and computational neuroscience.

Neuronomics is committed to driving sustainable growth through strategic innovation, global market expansion, and rigorous operational excellence. Building on our core strengths in artificial intelligence and computational neuroscience, our 2025 roadmap integrates new partnerships, diversified product launches, and a best-in-class compliance framework. These initiatives firmly position Neuronomics at the forefront of next-generation algorithmic asset management.

Strategic Growth Initiatives:

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Expanded AMC Program

In collaboration with Valour and other strategic partners, we will broaden our Active Managed Certificate (AMC) suite. This expansion leverages our proprietary AI technology—trusted for streamlining strategy development and rigorous back-testing—capabilities already proven through our flagship Neurofin investment product.

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Market Diversification

Beyond digital assets, we are extending our expertise into new asset classes. By Q3 2025, we plan to introduce an AI-powered rebalancing strategy focused on the technology sector. This approach will broaden our investor base and mitigate single-sector volatility.

Innovation and Product Pipeline

●	Digital Asset Launches

○	Smart Crypto AI (Q3 2025) Employing our proprietary AI methodologies, this product targets top cryptocurrencies for high-risk-adjusted returns across varying market conditions.

○	Crypto Alpha AI (Q4 2025) Designed to capture alpha within the broader digital asset space, offering efficient and diversified exposure for investors.

●	Equity Market Solutions

○	TechEquity AI (Q3 2025) Our new equity-focused product applies advanced AI modeling to identify inefficiencies in technology stocks, aiming for both alpha generation and a stable beta profile.

Operational Excellence and Risk Management

●

Regulatory Compliance

Operating under strict FINMA/AOOS supervision, we uphold a robust compliance framework. Our teams collaborate closely with regulators and external advisors to maintain full alignment with evolving industry standards.

●	Technological Edge Ongoing investment in AI research and development underpins each new product, reinforcing our leadership in algorithmic trading and continuous innovation.

●	Scalable Infrastructure We continue to optimize our global trading, analytics, and risk management platforms, ensuring that we can meet expanding investor demand seamlessly.

Future Outlook

●

Global Reach

Our broadened AMC offerings and diverse AI-driven product suite position Neuronomics to capture strong global demand for AI-based asset management solutions, driving revenue growth through 2025 and beyond.

●

Shareholder Value

Targeted product launches, sustained R&D, and an unwavering focus on operational excellence underscore our commitment to delivering consistent value for investors and stakeholders, fortifying our market presence and financial performance.

Earnings Conference Call

The DeFi Technologies Q1 2025 Financial Results webcast will commence at 12:00 p.m. ET, Wednesday, May 14, 2025.

To register for the live webcast, please visit this link: https://zoom.us/webinar/register/WN_nvCladwFTt2ChW2Yswg0gQ

Link to Q1 2025 presentation: https://drive.google.com/file/d/1puITV5hlBPa6Eh-yhfs7-pChb4GgvVUH/view?usp=sharing

Supplemental Materials and Upcoming Communications

The Company has made available on its website materials designed to accompany the discussion of its results, along with certain supplemental financial information and other data. For important news and information regarding the Company, including investor presentations and the timing of future investor conferences, visit the Investor Relations section of the Company’s website: https://defi.tech/investor-relations.

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

Upcoming Conferences & Events

25th Annual B. Riley Securities Annual Investor Conference

May 21-22, 2025

The Ritz-Carlton, Marina Del Rey, California

2025 Virtual Tech Conference: Discover the Innovations

Reshaping Tomorrow” Virtual Conference Presented by Maxim Group LLC

Tuesday, June 3rd – Thursday, June 5th at 9:00 a.m. EDT

About DeFi Technologies

DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance (“DeFi”). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to dozens of the world’s most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the company’s internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Neuronomics AG

Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the financial results of the Company; revenue outlook of the Company; growth of AUM; geographic expansion of the Company’s core businesses; revenue generating opportunities for the Company’s digital asset holdings; upcoming ETP launches; revenue generation by DeFi Alpha; integration of Stillman Digital and Neuronomics AG and their respective plans and outlooks for 2025; appreciation of digital asset prices; the NSE MOU and the AsiaNext MOU; investment and interest in the digital asset sector; future collaborations and partnerships; development of ETPs; geographic expansion of the Company; future acquisitions by the Company; the regulatory environment with respect to the growth and adoption of decentralized finance; the restatement of historical financial information; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; ability of the Company to successfully integrate and grow Reflexivity Research,Stillman Digital and Neuronomics AG; growth and development of DeFi and digital asset sector; rules and regulations with respect to DeFi and digital asset; fluctuation in digital asset price levels; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Financial Outlook Assumptions

The financial outlook on revenue of the Company is based on a number of assumptions, including assumptions related to the application of IFRS to the Company’s financial statements; fluctuations in DLOM and its effect on the Company’s equity investments; inflation, changes in interest rates, volatility of the digital asset market, current and projected market prices of digital assets, in particular the digital assets underlying the Company’s ETPs, the Company’s ability to realize staking and lending income from digital assets held by the Company, the ability of DeFi Alpha to generate yield on the Company’s excess liquidity and identify and execute accretive trading opportunities, the return realized by the Company on staking and lending income, the return on management fees earned by the Company, business model of Reflexivity Research, trading volumes of Stillman Digital, successful implementation of technological upgrades at Stillman Digital, successful launch of products by Neuronomics AG, consumer interest in the Valour’s ETPs, foreign exchange rates and other macroeconomic conditions, the regulatory environment with respect to ETPs and digital assets in the jurisdictions that the Company operates in, introduction of future ETPs, “black swan events” in the digital asset industry, competitors that offer competing ETP products and market acceptance of the Company’s ETP offerings. The Company’s financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information above. Many factors may cause the Company’s actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties related to: macroeconomic factors affecting the digital asset industry, including inflation, changes in interest rates, investor confidence in digital assets; volatility of the digital assets and fluctuation in market value of digital assets; exchange rate fluctuations; any pandemic; fraud, misconduct or gross negligence by individuals within the digital asset industry; a negative regulatory environment with respect to digital assets; the Russian invasion of Ukraine and reactions thereto; the Israel-Hamas war and reactions thereto; the Company’s inability to attract purchasers of its ETPs; decrease in AUM as a result of investor selling the Company’s ETPs or a fall in the value of the underlying digital assets; Valour’s inability to launch attractive ETPs; the Valour’s inability to increase ETP sales; the Company’s inability to implement our growth strategy; the Company’s reliance on a small number of custodian and market participants to operate its ETP programs; decrease in the number of subscribers to Reflexivity Research; decrease in the number of trades or fees generated by Stillman Digital; the Company’s ability to prevent and manage information security breaches or other cyber-security threats; the Company’s ability to compete against competitors; strategic relations with third parties; changes to technologies on which ETPs are purchased and sold is reliant; Valour’s ability to distribute ETPs in jurisdictions it is not currently operating in; the Company’s ability to obtain, maintain and protect our intellectual property; the Company’s ability to execute on its acquisition strategy; the Company’s liquidity and capital resources; pending and threatened litigation and regulatory compliance; changes in tax laws and their application; the Company’s ability to expand its sales, marketing and support capability and capacity; and maintaining our customer service levels and reputation. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton

Chief Executive Officer

ir@defi.tech

(323) 537-7681